Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Enhanced Barrier Digital Plus Securities Linked to the EURO STOXX 50® Index Due August 31, 2023

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	EURO STOXX 50® Index
Pricing date:	August 28, 2018
Valuation date:	August 28, 2023
Maturity date:	August 31, 2023
Digital return amount:	$370 to $390 per security (37% to 39% of the stated principal amount)*
Barrier value:	75% of the initial underlying value
Payment at Maturity:

For each $1,000 stated principal amount security you hold at maturity:

•    If the final underlying value is greater than or equal to the barrier value:
$1,000 + the greater of (i) the digital return amount and (ii) $1,000 × the underlying return

•    If the final underlying value is less than the barrier value:
$1,000 + $1,000 × the underlying return

If the final underlying value is less than the barrier value, your payment at maturity will be significantly less than the stated principal amount of your securities and possibly nothing. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion, and possibly all, of your investment. The securities are unsecured debt securities.  All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17324CYG5 / US17324CYG58

* The actual digital return amount will be determined on the pricing date

Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return	The final underlying value minus the initial underlying value, divided by the initial underlying value

Hypothetical Total Return at Maturity*
Hypothetical Return of the Underlying (1)	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(2)
100.00%	$2,000.00	100.00%
75.00%	$1,750.00	75.00%
50.00%	$1,500.00	50.00%
37.00%	$1,370.00	37.00%
25.00%	$1,370.00	37.00%
10.00%	$1,370.00	37.00%
5.00%	$1,370.00	37.00%
0.00%	$1,370.00	37.00%
-10.00%	$1,370.00	37.00%
-20.00%	$1,370.00	37.00%
-25.00%	$1,370.00	37.00%
-25.01%	$749.99	-25.01%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-100.00%	$0.00	-100.00%

* The table assumes that the digital return amount will be set at the lowest value indicated in this offering summary. The actual digital return amount will be determined on the pricing date.

(1) Hypothetical return of the underlying = hypothetical percentage change from the initial underlying value to the final underlying value

(2) Hypothetical total return on securities at maturity = hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by $1,000 stated principal amount per security

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink:

Preliminary Pricing Supplement dated July 25, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying

* Assumes that the digital return amount is equal to the lowest value indicated under Preliminary Terms.

Selected Risk Considerations

•     You may lose a significant portion or all of your investment. If the final underlying value is less than the barrier value, you will lose 1% of the stated principal amount of the securities for every 1% by which the final underlying value is less than the initial underlying value. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•     The securities do not pay interest.

•     You will not receive dividends or have any other rights with respect to the underlying.

•     Your payment at maturity depends on the closing value of the underlying on a single day.

•     The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•     The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•     The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•     The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•     The EURO STOXX 50® Index is subject to risks associated with non-U.S. markets.

•     The performance of the EURO STOXX 50® Index will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.

•     The issuer and its affiliates may have conflicts of interest with you.

•     The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com